EXHIBIT 99.1



               RADVISION Announces Its Support for Google Android

     Newest RADVISION Developer Products and Solutions Allow Adding Visual Communications Capabilities to all Android-Based Devices Press Release Source:

RADVISION On Monday March 22, 2010, 8:00 am EDT TEL AVIV, Israel--(BUSINESS
WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, announced today that its technology now supports the Google Android Operating System. A wide range of new RADVISION developer products and solutions, from protocol stack level to comprehensive voice and video client frameworks, now enable visual communications to be embedded into all Android-based devices such as Mobile Phones, Mobile Internet Devices (MID), Netbooks, Tablet PCs, Digital Picture Frames (DPF) and Personal Media Players (PMP).

"As a pioneer in the VoIP market, RADVISION has always been dedicated to providing our customers with the latest technology in support of leading operating systems," said Avishai Sharlin, General Manager of RADVISION's Technology Business Unit. "Today's announcement is the latest example of this commitment. Our Android solutions will enable Mobile Phone Vendors, Consumer Electronics Manufacturers and OEMs to develop the most innovative products with a short time to market and at lower cost."

RADVISION's developer products and solutions supporting Google Android currently include:

BEEMOBILE - A complete and cost effective client framework solution pre-integrated with Google Android, allowing customers to use both SIP for VoIP and 3G-324M for maximum mobility and connection options everywhere.

VoIP VT - The RADVISION VoIP Video Telephony (VT) application is a unique product that provides the VoIP integration required for different operating systems and platforms, such as Android and Windows Phone.

3G VT - The RADVISION 3G-324M Video Telephony (VT) application is a unique product that provides the 3G integration required for different operating systems and platforms, such as Windows Mobile/Windows Phone and Android.

SIP Developer Suite - The award-winning SIP Developer Suite is a powerful and highly versatile set of tools that dramatically accelerate SIP application development. It includes a suite of stacks, SDKs, add-ons and testing tools, allowing developers to combine components to create the ideal development environment for any application,

3G-324M Toolkit - The 3G-324M Toolkit is an essential development tool for a wide range of 3G products, handsets and servers. It has several important add-ons targeting the special needs of specific product types, making it the most versatile stack for any kind of application.

RADVISION's Android solutions are pre-integrated with Google Android Open Core and include everything needed to incorporate visual communication into a device, including Signaling Protocols, Call Control, Application Framework and Codecs.

More information on RADVISION's Android solutions can be found at http://cts. businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.radvision.com%2FAndroid
&esheet=6222186&lan=en_US&anchor=www.radvision.com%2FAndroid&index=6&md5=18f5f79
98ca65ea64b316e2bb21cd80f


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About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2
Fwww.radvision.com&esheet=6222186&lan=en_US&anchor=www.radvision.com&index=8&md5
=1b5c25bac64348f976243cce51170bbc.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net